                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)

                           SONA MOBILE HOLDINGS CORP.
                          f/k/a PerfectData Corporation
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    83540T109
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                                 (CUSIP Number)

                            Joel J. Goldschmidt, Esq.
                       Morse, Zelnick, Rose & Lander, LLP
                           405 Park Avenue, Suite 1401
                            New York, New York 10022
                               Tel: (212) 838-5030
                               Fax: (212) 838-9190

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 13, 2005
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             (Date of Event which Requires Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or
       240.13d-1(g), check the following box. [ ]

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
       Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   83540T109

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               1. Names of Reporting Persons. I.R.S. Identification Nos. of
                  above persons (entities only).

                  Nicholas H. Glinsman

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               2. Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                  (a)  .........................................................

                  (b)  .......X.................................................

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               3. SEC Use Only .................................................

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               4. Source of Funds (See Instructions) (See item 3).....OO........

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               5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e) ........................................

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               6. Citizenship or Place of Organization
                  .....British..................................................

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               7. Sole Voting Power......2,488,912 (shares actually owned)......

Number of     ------------------------------------------------------------------
Shares
Beneficially   8. Shared Voting Power ..........................................
Owned by
Each          ------------------------------------------------------------------
Reporting
Person         9. Sole Dispositive Power...2,488,912 (shares actually owned)....
With
              ------------------------------------------------------------------

              10. Shared Dispositive Power .....................................

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              11. Aggregate Amount Beneficially Owned by Each Reporting
                  Person .................. 2,488,912...........................

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             12. Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares (See Instructions) .....................................

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             13. Percent of Class Represented by Amount in Row (11) ...6.17%....

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             14. Type of Reporting Person (See Instructions)
                 .......IN......................................................
                 ...............................................................

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ITEM 1.  SECURITY AND ISSUER.

       This statement relates to the common stock, par value $0.01 per share
("Common Stock") of Sona Mobile Holdings Corp., formerly known as PerfectData
Corporation, whose principal executive offices are located at 825 Third Avenue,
32nd Floor, New York, NY 10022 (the "Issuer").

ITEM 2. IDENTITY AND BACKGROUND.

(a) The name of the reporting person is Nicholas H. Glinsman.

(b) The business address of the reporting person is c/o Sona Mobile Holdings
Corp. 825 Third Avenue, 32nd Floor, New York, New York 10022

(c) The reporting person is the Secretary and a director of the Issuer.

(d) The reporting person has not been convicted in any criminal proceedings during the last five years.

(e) The reporting person has not been a party to any civil proceedings during the last five years.

(f) The reporting person is a citizen of United Kingdom.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       The reporting person initially acquired the securities from the Issuer by virtue of a merger transaction (the "Merger") in which Sona Mobile, Inc., a
State of Washington corporation ("Sona"), was merged with and into a wholly-owned subsidiary of the Issuer. In the Merger, the shareholders of Sona received shares of the Issuer's Series A Convertible Preferred Stock, par value
$.01 per share ("Series A Preferred Stock"), convertible into shares of Common
Stock. The shares of Series A Preferred Stock held by the reporting person were automatically converted by the Issuer into 2,405,579 shares of Common Stock on
November

17, 2005. The reporting person was a shareholder of Sona and provided no consideration for the shares he received in the Merger, other than his capital stock in Sona.

       On October 13, 2005, the Issuer granted the reporting person an option to purchase 250,000 shares of Common Stock at a per share exercise price of $1.60
(the "Option"), of which 83,333 shares are currently exercisable. The reporting person provided no consideration to the Issuer for the grant of the Option, other than certain consulting services for which he received cash compensation from the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION.

       The purpose of the Merger was to acquire a controlling equity interest in the Issuer. The purpose of the Option grant was to incentivize the reporting person to continue rendering services to the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

          (a) The reporting person is deemed to beneficially own 2,488,912 shares of Common Stock ("Shares"), including 83,333 Shares which may be currently acquired by the reporting person upon exercise of the Option, representing approximately 6.17% of the Issuer's outstanding shares of Common
Stock as of January 31, 2006. This percentage is based on the Issuer having
40,255,043 shares of Common Stock outstanding at such date.

       (b) The reporting person has the sole power to vote or to direct the vote, and dispose or direct the disposition, of 2,488,912 Shares.

       (c) The reporting person beneficially acquired 2,405,579 Shares on April
19, 2005 in connection with the Merger and 83,333 Shares on October 13, 2005, which 83,333 Shares may be currently be acquired by the reporting person upon exercise of the Option.

       The reporting person was a shareholder of Sona. In the Merger, the Sona shares were cancelled and the Sona shareholders received shares of the Series A
Preferred Stock. No cash or other consideration was involved in the Merger. On
November 17, 2005, all of the issued and outstanding shares of the Series A
Preferred Stock automatically converted into shares of the common Stock. In addition, on October 13, 2005, the Issuer granted the Option to the reporting person.

       (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the
Shares owned by the reporting person.

       (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
TO SECURITIES OF THE ISSUER.

       A copy of the Certificate of Designations, Preferences and Rights of
Series A Convertible Preferred Stock of the Issuer was filed as an exhibit to the Issuer's Annual Report on Form 10-KSB for the fiscal year ended March 31,
2005 filed on May 27, 2005 and is incorporated herein by reference.

         The Option grants the reporting person the right to purchase up to an aggregate of 250,000 shares of Common Stock until October 21, 2010 at a per share exercise price of $1.60, and is currently exercisable as to 83,333 Shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         A copy of the Agreement and Plan of Merger has been filed as an exhibit to the Current Report on Form 8-K filed by the Issuer on March 11, 2005 and is incorporated herein by reference. A copy of the Option agreement is being filed as Exhibit 7.1 to this Amendment No. 1 to Schedule 13D.

SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                February 28, 2006

                                /s/ Nicholas H. Glinsman
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                                Nicholas H. Glinsman